1. Name and Address of Reporting Person
   Jones, Carolyn
   4951 Lake Brook Drive
   Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       07/26/2002 G             -150        D      $0.0000    27998            D
Common Stock                       06/05/2002 L       V     27.59       A      $39.9300                    I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan
Common Stock                       07/05/2002 L <F1>        26.19       A      $42.0600                    I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan
Common Stock                       08/05/2002 L <F1>        28.28       A      $38.9600   5676.23          I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0                                                   03/01/2007 Common                      9375     D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/12/2008 Common                      2500     D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/11/2009 Common                      3000     D
(Right to buy)                                                                 Stock
Stock Options  $6.625                                               12/21/2003 Common                      6000     D
(Right to buy)                                                                 Stock
Stock Options  $7.875                                               02/08/2003 Common                      6000     D
(Right to buy)                                                                 Stock
Stock Options  $8                                                   06/19/2004 Common                      50000    D
(Right to buy)                                                                 Stock
Stock Options  $8.844                                               05/05/2005 Common                      22000    D
(Right to buy)                                                                 Stock
Stock Options  $14.219                                              03/01/2007 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $18.755                                              02/12/2008 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $37.45                                               02/11/2009 Common                      13000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Employee Stock Purchase Plan - monthly purchases through payroll deduction with a dividend reinvestment feature.

SIGNATURE OF REPORTING PERSON
/s/ Carolyn Jones

DATE
09/04/2002